CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

December 4, 2007

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS GRANTS STOCK OPTIONS

Cream Minerals Ltd. (TSX Venture: CMA) (the “Company”) has granted a total of 150,000 incentive stock options to an investor relations consultant of the Company, exercisable over a five-year period expiring December 4, 2012, at a price of $0.50 per share.  The stock options were issued in accordance with the Company’s stock option plan approved by the Company’s shareholders on September 21, 2007, and are subject to vesting provisions over an 18-month period from the date of grant.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.